UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Teekay Offshore Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y8565J 10 1

(CUSIP Number)

Kathy Sarpash
Brookfield Asset Management Inc.
Brookfield Place
181 Bay Street, Suite 300
Toronto, Ontario M5J 2T3
(416) 363-9491

with copies to:
Douglas E. Bacon
Matthew R. Pacey
Kirkland & Ellis LLP
609 Main Street, 45th Floor
Houston, Texas 77002
(713) 836-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Brookfield Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 369,127,605

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 369,127,605

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 369,127,605^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 77.1%*

14.	Type of Reporting Person CO

^                  As of the date of this Amendment, Brookfield Asset Management Inc. beneficially owns 301,197,605 Common Units and warrants to purchase 67,930,000 additional Common Units. 2,430,000 of such warrants are exercisable until June 29, 2023. 65,500,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024.

*                 This calculation is based on 478,637,764 Common Units, composed of 410,707,764 Common Units outstanding as of September 30, 2019 and 67,930,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Asset Management Inc.

1.	Names of Reporting Persons Partners Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 369,127,605

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 369,127,605

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 369,127,605^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 77.1%*

14.	Type of Reporting Person CO

^                  As of the date of this Amendment, Partners Limited beneficially owns 301,197,605 Common Units and warrants to purchase 67,930,000 additional Common Units. 2,430,000 of such warrants are exercisable until June 29, 2023. 65,500,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024.

*                 This calculation is based on 478,637,764 Common Units, composed of 410,707,764 Common Units outstanding as of September 30, 2019 and 67,930,000 Common Units to be issued upon exercise of the warrants beneficially owned by Partners Limited.

1.	Names of Reporting Persons Brookfield TK TOLP L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 294,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 294,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,000,000^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.8%*

14.	Type of Reporting Person PN

^                  As of the date of this Amendment, Brookfield TK TOLP L.P. beneficially owns 244,000,000 Common Units and warrants to purchase 50,000,000 additional Common Units exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024.

*                 This calculation is based on 460,707,764 Common Units, composed of 410,707,764 Common Units outstanding as of September 30, 2019 and 50,000,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield TK TOLP L.P.

1.	Names of Reporting Persons Brookfield TK Block Acquisition LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 73,842,484

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 73,842,484

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,842,484^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 17.3%*

14.	Type of Reporting Person CO

^                  As of the date of this Amendment, Brookfield TK Block Acquisition LP beneficially owns 56,587,484 Common Units and warrants to purchase 17,255,000 additional Common Units. 1,755,000 of such warrants are exercisable until June 29, 2023. 15,500,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024.

*                 This calculation is based on 427,962,764 Common Units, composed of 410,707764 Common Units outstanding as of September 30, 2019 and 17,255,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield TK Block Acquisition LP.

1.	Names of Reporting Persons Brookfield Capital Partners (Bermuda) Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 367,842,484

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 367,842,484

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 367,842,484^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 77.0%*

14.	Type of Reporting Person CO

^                  As of the date of this Amendment, Brookfield Capital Partners (Bermuda) Ltd. beneficially owns 300,587,484 Common Units and warrants to purchase 67,255,000 additional Common Units exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024.

*                 This calculation is based on 477,962,764 Common Units, composed of 410,707,764 Common Units outstanding as of September 30, 2019 and 67,255,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Capital Partners (Bermuda) Ltd.

1.	Names of Reporting Persons Brookfield Capital Partners Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 434,914

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 434,914

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 434,914^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%*

14.	Type of Reporting Person CO

^                  As of the date of this Amendment, Brookfield Capital Partners Ltd. beneficially owns 434,914 Common Units.

*                 This calculation is based on 410,707, 764 Common Units outstanding as of September 30, 2019.

1.	Names of Reporting Persons BCP GP Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 368,277,398

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 368,277,398

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 368,277,398^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 77.1%*

14.	Type of Reporting Person CO

^                  As of the date of this Amendment, BCP GP Limited beneficially owns 301,022,398 Common Units and warrants to purchase 67,255,000 additional Common Units. 2,430,000 of such warrants are exercisable until June 29, 2023. 65,500,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024.

*                 This calculation is based on 477,962,764 Common Units, composed of 410,707,764 Common Units outstanding as of September 30, 2019 and 67,255,000 Common Units to be issued upon exercise of the warrants beneficially owned by BCP GP Limited.

1.	Names of Reporting Persons Brookfield Private Equity Group Holdings LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 368,277,398

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 368,277,398

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 368,277,398^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 77.1%*

14.	Type of Reporting Person PN

^                  As of the date of this Amendment, Brookfield Private Equity Group Holdings LP beneficially owns 301,022,398 Common Units and warrants to purchase 67,255,000 additional Common Units. 2,430,000 of such warrants are exercisable until June 29, 2023. 65,500,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024.

*                 This calculation is based on 477,962,764 Common Units, composed of 410,707,764 Common Units outstanding as of September 30, 2019 and 67,255,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Private Equity Group Holdings LP.

1.	Names of Reporting Persons Brookfield Private Equity Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 368,277,398

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 368,277,398

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 368,277,398^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 77.1%*

14.	Type of Reporting Person CO

^                  As of the date of this Amendment, Brookfield Private Equity Inc. beneficially owns 301,022,398 Common Units and warrants to purchase 67,255,000 additional Common Units. 2,430,000 of such warrants are exercisable until June 29, 2023. 65,500,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024.

*                 This calculation is based on 477,962,764 Common Units, composed of 410,707,764 Common Units outstanding as of September 30, 2019 and 67,255,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Private Equity Inc.

1.	Names of Reporting Persons Brookfield Asset Management Private Institutional Capital Advisors (Private Equity) L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 434,914

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 434,914

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 434,914^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%*

14.	Type of Reporting Person CO

^                  As of the date of this Amendment, Brookfield Asset Management Private Institutional Capital Advisors (Private Equity) L.P. beneficially owns 434,914 Common Units.

*                 This calculation is based on 410,707,764 Common Units outstanding as of September 30, 2019.

Item 1.         Security and Issuer

This Amendment No. 6 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 7, 2017, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on September 28, 2017, Amendment No. 2 filed with the Securities and Exchange Commission on July 9, 2018, Amendment No. 3 filed with the Securities and Exchange Commission on May 3, 2019, Amendment No. 4 filed with the Securities and Exchange Commission on May 13, 2019 and Amendment No. 5 filed with the Securities and Exchange Commission on May 20, 2019 (the “Original Schedule 13D”), relating to common units (the “Common Units”) representing limited partnership interests of Teekay Offshore Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer” or the “Partnership”), with principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. As of September 30, 2019, there were 410,707,764 Common Units of the Issuer outstanding. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety, with effect from the date of the event giving rise to this Amendment, as follows:

(a)                                 This Amendment is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i)                                     Partners Limited, a corporation formed under the laws of Ontario, Canada (“Partners Limited”);

(ii)                                  Brookfield Asset Management Inc., a corporation formed under the laws of Ontario, Canada (“BAM”);

(iii)                               Brookfield Private Equity Inc., a corporation formed under the laws of Ontario, Canada (“BPE”);

(iv)                              Brookfield Private Equity Group Holdings LP, a Manitoba limited partnership (“BF Holdings”);

(v)                                 BCP GP Limited, a corporation formed under the laws of Ontario, Canada (“BCP GP”);

(vi)                              Brookfield Capital Partners Ltd., a corporation formed under the laws of Ontario (“Brookfield Capital Partners”);

(vii)                           Brookfield Asset Management Private Institutional Capital Advisors (Private Equity) L.P. (“Brookfield Private Institutional”);

(viii)                        Brookfield Capital Partners (Bermuda) Ltd., a corporation formed under the laws of Bermuda (“Brookfield Capital Partners (Bermuda)”);

(ix)                              Brookfield TK Block Acquisition LP, a Bermuda limited partnership (“Brookfield TK Block”); and

(x)                                 Brookfield TK TOLP L.P., a limited partnership formed under the laws of Bermuda (“Brookfield TOLP”).

175,207 of the Common Units and 675,000 warrants to purchase Common Units (“Warrants”) reported herein as being beneficially owned by Partners Limited and BAM are held by investment funds (the “PSG Funds”) that are managed by Brookfield Public Securities Group LLC (formerly Brookfield Investment Management Inc.) (“PSG”).

Since PSG manages such funds, it may be deemed to beneficially own such Common Units and Warrants. Since PSG is a subsidiary of BAM, BAM may also be deemed to beneficially own all of such Common Units and Warrants. Partners Limited holds 100% of the Class B Limited Voting Shares of BAM. As a result, Partners Limited may also be deemed to beneficially own such Common Units and Warrants held by the PSG Funds. 244,000,000 Common Units and 50,000,000 Warrants reported herein are directly held by Brookfield TOLP. 56,587,484 Common Units and 17,255,000 Warrants reported herein are directly held by Brookfield TK Block. 434,914 Common Units reported herein are directly held by Brookfield Private Institutional. Brookfield TOLP and Brookfield TK Block are controlled by their general partner, Brookfield Capital Partners (Bermuda). Brookfield Capital Partners (Bermuda) is controlled by its sole shareholder, BCP GP. BCP GP is controlled by its sole shareholder, BF Holdings. BF Holdings is controlled by its general partner, BPE. BPE is controlled by its sole shareholder, BAM. Brookfield Capital Partners is the general partner of Brookfield Private Institutional. Brookfield Capital Partners is controlled by its sole shareholder, BCP GP. As a result, Brookfield Capital Partners, Brookfield Capital Partners (Bermuda), BCP GP, BF Holdings, BPE, BAM and Partners Limited may also be deemed to beneficially own the Common Units and Warrants directly held by Brookfield TOLP, Brookfield TK Block and Brookfield Private Institutional.

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment, by adding the following at the end thereof:

Agreement and Plan of Merger

Pursuant to the Agreement and Plan of Merger, dated as of September 30, 2019, by and among Brookfield TK Acquisition Holdings LP (“Brookfield TK Acquisition”), Brookfield TK Merger Sub LLC (“Merger Sub”), the Issuer, Teekay Offshore GP L.L.C. (the “Teekay Offshore General Partner”) and, solely for purposes of certain provisions therein, Brookfield TK TOGP L.P., Brookfield TOLP, Brookfield TK Block Acquisition and Brookfield Private Institutional (the “Merger Agreement”), Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the sole surviving entity (the “Merger”).

The descriptions of the Merger and the Merger Agreement set forth and incorporated by reference in Item 4 below are incorporated by reference in their entirety into this Item 3.

Equity Commitment Letter

Concurrently with the execution of the Merger Agreement, Brookfield Capital Partners IV L.P. (“Brookfield Capital Partners IV”) entered into an equity commitment letter (the “Equity Commitment Letter”) with Brookfield TK Acquisition, pursuant to which Brookfield Capital Partners IV committed to purchase, or cause the purchase of, at or immediately prior to the effective time of the Merger, equity interests of Brookfield TK Acquisition for an aggregate cash purchase price up to approximately $170 million, which will be used by Brookfield TK Acquisition to fund the Merger Consideration (as defined below) pursuant to and in accordance with the Merger Agreement and to pay the related expenses of Brookfield TK Acquisition. Brookfield Capital Partners IV may purchase, or cause the purchase of, equity interests of Brookfield TK Acquisition directly or indirectly through one or more affiliated entities designated by Brookfield Capital Partners IV.

The foregoing description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which is filed as Exhibit 1 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.

Item 4.         Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment, by adding the following at the end thereof:

Agreement and Plan of Merger

Pursuant to the Merger Agreement, Merger Sub will merge with and into Issuer, with Issuer continuing as the sole surviving entity.

Under the terms of the Merger Agreement, at the effective time of the Merger, each issued and outstanding Common Unit of the Issuer, other than Sponsor Units (as defined in the Merger Agreement), will convert into the right to receive $1.55 per Common Unit in cash without any interest thereon (the “Merger Consideration”). As an alternative to receiving the Merger Consideration, each holder of Common Units other than Sponsor Units (the “Unaffiliated Unitholders”) will have the option to elect to receive one newly designated unlisted Class A Common Unit of the Partnership per Common Unit. The Class A Common Units will be economically equivalent to the Sponsor Units following the closing of the Merger, but will have limited voting rights and limited transferability. Each Sponsor Unit issued and outstanding immediately prior to the effective time of the Merger and the General Partner Interest (as defined in the the Sixth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of January 23, 2018, as amended, modified or supplemented as of the date hereof (the “Partnership Agreement”)) will be reclassified as Class B Common Units of the Partnership but will be otherwise unaffected by the Merger and will be unchanged and remain outstanding, and no consideration will be delivered in respect thereof. The Incentive Distribution Rights (as defined in the Partnership Agreement) in the Issuer issued and outstanding immediately prior to the effective time of the Merger will automatically be canceled and cease to exist, and no consideration will be delivered in respect thereof.

The Conflicts Committee (the “Conflicts Committee”) of the board of directors of the Teekay Offshore General Partner (the “GP Board”), at a meeting duly called and held, has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and in the best interests of the Issuer and the Unaffiliated Unitholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, such approval constituting “Special Approval” for all purposes under the Partnership Agreement, and (iii) recommended that the GP Board approve the Merger Agreement and the transactions contemplated hereby, including the Merger, and that the GP Board recommend to the holders of Common Units the approval of the Merger Agreement and the Merger.

The GP Board (acting based upon the recommendation of the Conflicts Committee), at a meeting duly called and held, has (i) determined that the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, are in the best interests of the Partnership and the Unaffiliated Unitholders, (ii) approved the Merger Agreement, the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, (iii) resolved to submit the Merger Agreement and the Merger for approval of the holders of Common Units by written consent, and (iv) resolved to recommend approval of the Merger Agreement and the Merger by the holders of Common Units.

The Merger Agreement contains customary representations and warranties from the parties and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of business during the interim period between the execution of the Merger Agreement and the effective time of the Merger and (ii) the obligation to use commercially reasonable efforts to cause the Merger to be consummated.

Completion of the Merger is subject to certain customary conditions, including: (i) expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act, if any, and other Required Regulatory Approvals (as defined in the Merger Agreement), if any; (ii) there being no law or injunction prohibiting consummation of the transactions contemplated under the Merger Agreement (or any action by a governmental agency seeking such restraint); (iii) subject to specified materiality standards, the accuracy of certain representations and warranties of the other party; and (iv) compliance by the other party in all material respects with its covenants and obligations under the Merger Agreement.

The Merger Agreement provides for certain termination rights for both Brookfield TK Acquisition and Issuer, including (i) by the mutual written agreement of Issuer (duly authorized by the Conflicts Committee) and Brookfield TK Acquisition (duly authorized by the general partner of Brookfield TK Acquisition); (ii) by either Brookfield TK Acquisition or Issuer, if the Merger has not been consummated on or before April 1, 2020 (the “Outside Date”); (iii) by Brookfield TK Acquisition, if (A) under certain conditions, there has been a material breach by Issuer or the

Teekay Offshore General Partner of any of their respective representations, warranties, or covenants set forth in the Merger Agreement that is not cured or capable of being cured within the earlier of 30 days of notice of such breach or the Outside Date or (B) the Merger is prevented by certain final and non-appealable legal restraints; and (iv) by Issuer, if (A) under certain conditions, there has been a material breach by Brookfield TK Acquisition or Merger Sub of any of their respective representations, warranties, or covenants set forth in the Merger Agreement that is not cured or capable of being cured within the earlier of 30 days of notice of such breach or the Outside Date; (B) the Merger is prevented by certain final and non-appealable legal restraints or a governmental agency is seeking any such legal restraints; or (C) all closing conditions have been satisfied, the Issuer is ready, willing and able to consummate the Merger and Brookfield TK Acquisition fails to close. The Merger Agreement provides that upon termination of the Merger Agreement under certain circumstances, Brookfield TK Acquisition will be obligated to pay Issuer a termination fee equal to $25,000,000. The Merger Agreement also provides that, upon termination of the Merger Agreement under certain circumstances, Brookfield TK Acquisition or the Issuer will be obligated to pay the expenses of the other party, in an amount not to exceed the cap set forth in the Merger Agreement. Additionally, the Merger Agreement provides that the parties to the Merger Agreement will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the provisions of the Merger Agreement, including to cause Brookfield Capital Partners IV to fund its equity financing commitment, under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference in its entirety into this Item 4.

10b5-1 Plan

On June 14, 2019, Brookfield TK Bond LP (“Brookfield Bond”), which is controlled by its general partner, Brookfield Capital Partners (Bermuda), and Stifel, Nicolaus & Co., Inc. entered into an automatic sale plan (the “10b5-1 Plan”) designed to comply with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended. Under the 10b5-1 Plan, Brookfield Bond may sell, during the period from June 17, 2019 through December 31, 2019, up to $100 million principal amount of the Partnership’s 8.5% Senior Notes due 2023 (the “Senior Notes”), which are currently owned by Brookfield Bond, subject to the price, volume and other conditions set forth in the 10b5-1 Plan. As of the date hereof, Brookfield Bond has sold an aggregate of $30.8 million principal amount of the Senior Notes under the 10b5-1 Plan.

Senior Notes Transaction

On September 27, 2018, Brookfield Bond sold an aggregate of $25 million principal amount of the Senior Notes in a privately negotiated transaction.

Item 5.         Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety, with effect from the date of the event giving rise to this Amendment, as follows:

(a)             As of the date of this Amendment, the aggregate number and percentage of Common Units of the Issuer, including the Warrants on an as exercised basis, beneficially owned by the PSG Funds is 850,000 Common Units, constituting approximately 0.2% of the 411,382,764 Common Units, composed of 410,707,764 Common Units outstanding as of September 30, 2019 and 675,000 Common Units to be issued upon exercise of the Warrants beneficially owned by the BIM Funds. Since PSG manages such funds, it may be deemed to beneficially own such Common Units and Warrants. Since PSG is a subsidiary of BAM, BAM may also be deemed to beneficially own all of such Common Units and Warrants. Partners Limited holds 100% of the Class B Limited Voting Shares of BAM. As a result, Partners Limited may also be deemed to beneficially own such Common Units and Warrants.

As of the date of this Amendment, Brookfield TOLP holds 244,000,000 Common Units and 50,000,000 Warrants, Brookfield TK Block holds 56,587,484 Common Units and 17,255,000 Warrants and

Brookfield Private Institutional directly holds 434,914 Common Units. Brookfield Capital Partners (Bermuda) is the general partner of Brookfield TOLP and Brookfield TK Block. Brookfield Capital Partners (Bermuda) is controlled by its sole shareholder, BCP GP. BCP GP is controlled by its sole shareholder, BF Holdings. BF Holdings is controlled by its general partner, BPE. BPE is controlled by its sole shareholder, BAM. Brookfield Capital Partners is the general partner of Brookfield Private Institutional. Brookfield Capital Partners is controlled by Its sole shareholder, BCP GP. BCP GP is controlled by its sole shareholder, BF Holdings. BF Holdings is controlled by its general partner, BPE. BPE is controlled by its sole shareholder, BAM. As a result, Brookfield Capital Partners (Bermuda), BCP GP, BF Holdings, BPE, BAM and Partners Limited may also be deemed to beneficially own the Common Units and Warrants held by Brookfield TOLP and Brookfield TK Block and Brookfield Capital Partners, BCP GP, BF Holdings, BPE, BAM and Partners Limited may also be deemed to beneficially own the Common Units and Warrants held by Brookfield Private Institutional.

In addition, certain of the Reporting Persons beneficially own 100% of Teekay Offshore General Partner. Teekay Offshore General Partner has a 2% general partner interest in the Issuer and Incentive Distribution Rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts. The beneficial owners of Teekay Offshore General Partner are the indirect beneficial owners of Teekay Offshore General Partner’s general partner interest in the Issuer and the associated Incentive Distribution Rights.

(b)              Partners Limited and BAM have shared voting power and shared dispositive power over the Common Units and Warrants held by the PSG Funds. Partners Limited, BAM, BPE, BF Holdings, BCP GP, Brookfield Capital Partners (Bermuda), Brookfield TK Block and Brookfield TOLP have shared voting power and shared dispositive power over the Common Units and Warrants held by Brookfield TOLP and Brookfield TK Block. Partners Limited, BAM, BPE, BF Holdings, BCP GP, Brookfield Capital Partners and Brookfield Private Institutional have shared voting power and shared dispositive power over the Common Units held by Brookfield Private Institutional.

(c)               Other than as described herein, Reporting Persons have not effected any transactions in (i) the Common Units or (ii) warrants for the purchase of Common Units during the past 60 days.

(d)              The Reporting Persons have the right to receive distributions from, or proceeds from the sale of, the Common Units and Warrants reported herein. Except as set forth in the preceding sentence, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons.

(e)               Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in each of Items 3 and 4 regarding the Merger Agreement and the Equity Commitment Letter, respectively, is hereby incorporated by reference herein.

The information provided in Item 4 regarding the the 10b5-1 Plan and the Senior Notes Transaction are hereby incorporated by reference herein.

Item 7.         Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

1.                                      Equity Commitment Letter, dated as of September 30, 2019, by and between Brookfield Capital Partners IV L.P. and Brookfield TK Acquisition Holdings LP.

2.                                      Agreement and Plan of Merger, dated as of September 30, 2019, by and among Brookfield TK Acquisition Holdings LP, Brookfield TK Merger Sub LLC, the Teekay Offshore Partners L.P. and Teekay Offshore GP L.L.C.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                  October 2, 2019

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name:	Brian D. Lawson
Title:	President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Vice President, Legal and Regulatory

BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Director

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP, BY ITS GENERAL PARTNER, BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Director

[Signature Page to Schedule 13D/A]

BCP GP LIMITED

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Director

BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

By:	/s/ James A Bodi
Name:	James A Bodi
Title:	Director

BROOKFIELD TK TOLP L.P., BY ITS GENERAL PARTNER, BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

By:	/s/ James A Bodi
Name:	James A Bodi
Title:	Director

BROOKFIELD TK BLOCK ACQUISITION LP, BY ITS GENERAL PARTNER, BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

By:	/s/ James A Bodi
Name:	James A Bodi
Title:	Director

[Signature Page to Schedule 13D/A]

BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Chairman of the Board

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISORS (PRIVATE EQUITY) L.P., BY ITS GENERAL PARTNER, BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Chairman of the Board

[Signature Page to Schedule 13D/A]